SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS	世達國際律師事務所	AFFILIATE OFFICES
JOHN ADEBIYI ◆°	42/F, EDINBURGH TOWER, THE LANDMARK	BOSTON
CHRISTOPHER W. BETTS	15 QUEEN’S ROAD CENTRAL, HONG KONG	CHICAGO
WILL H. CAI ^	TEL: (852) 3740-4700	HOUSTON
GEOFFREY CHAN *	FAX: (852) 3740-4727	LOS ANGELES
CHI T. STEVE KWOK *	www.skadden.com	NEW YORK
EDWARD H.P. LAM ◆*		PALO ALTO
HAIPING LI *		WASHINGTON, D.C.
RORY MCALPINE ◆		WILMINGTON
CLIVE W. ROUGH ◆		BEIJING
JONATHAN B. STONE *		BRUSSELS
^ (ALSO ADMITTED IN CALIFORNIA)		FRANKFURT
◆ (ALSO ADMITTED IN ENGLAND &WALES)		LONDON
*(ALSO ADMITTED IN NEW YORK)		MOSCOW
°(NON-RESIDENT IN HONG KONG)		MUNICH
PARIS
REGISTERED FOREIGN LAWYERS		SÃO PAULO
ANDREW L. FOSTER (NEW YORK)		SEOUL
Z. JULIE GAO (CALIFORNIA)		SHANGHAI
BRADLEY A. KLEIN (ILLINOIS)		SINGAPORE
	April 27, 2018	TOKYO
TORONTO

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NIO Inc.

Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, NIO Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s ordinary shares, par value US$0.00025 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

*            *             *

Securities and Exchange Commission

April 27, 2018

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Bin Li, Chairman and Chief Executive Officer, NIO Inc.

Louis T. Hsieh, Chief Financial Officer, NIO Inc.

Will H. Cai, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Geoffrey Wang, Partner, PricewaterhouseCoopers Zhong Tian LLP

Allen Wang, Partner, Latham & Watkins LLP